January 23, 2017

VIA COURIER AND EDGAR

Re:	Invitation Homes Inc. Registration Statement on Form S-11 Filed January 6, 2017 Supplemental Information Submitted January 17, 2017 File No. 333-215452

Rahul K. Patel, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Patel:

On behalf of Invitation Homes Inc. (“Invitation Homes”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-11 (the “Registration Statement”) relating to the offering of shares of its common stock, marked to show changes from the Registration Statement filed on January 6, 2017. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated January 18, 2017, regarding the Registration Statement and the above-referenced Supplemental Information. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Invitation Homes. In addition, Invitation Homes respectfully advises the Staff that it owns each of the homes depicted in the graphic materials it previously submitted as part of the above-referenced Supplemental Information and which it proposes to use for the inside covers of the prospectus.

To facilitate your review, we have attached as Annex A to this letter versions of the “Capitalization,” “Dilution,” “Unaudited Pro Forma Financial Information” and “Principal Stockholders” sections of the Registration Statement, in each case, marked to show changes from the corresponding versions of these sections previously submitted as part of the above-referenced Supplemental Information.

Registration Statement on Form S-11

General

1.	We note your response to comment 1 of our letter dated December 12, 2016 that several peer companies exclude from their same store pool the results of properties that had completed an upfront renovation but had not yet been leased or occupied for a certain period of time. However, your definition of your same store portfolio appears to exclude all properties that have been renovated but have not yet entered into a lease, regardless of how much time has passed since renovation. Please clarify how you determined it was appropriate to exclude all of these properties. We note your disclosure on page 111 that for leases starting in the nine months ended September 30, 2016, the average time between renovation completion and initial lease start was 38 days.

Invitation Homes believes that presenting information about the portion of its portfolio that was fully operational – i.e., that had completed an upfront renovation and had been on lease for at least 90 days – for the entirety of a given reporting period, when taken together with the results of its total portfolio, provides investors with meaningful information about the performance of its comparable homes across periods and about trends in its organic business. As disclosed on page 122, for initial Invitation Homes leases starting in the nine months ended September 30, 2016, the average time between renovation completion and initial lease start was 38 days and was 53 days for leases starting in the nine months ended September 30, 2015. As a result, homes that had not commenced an initial post-renovation lease by the determination date in respect of the first year of a two-year Same Store comparison period will typically have been leased for the entirety of the second year of such comparison period, and the inclusion of such homes may render less comparable the results of the periods within the Same Store comparison period and overstate certain items such as revenue growth and NOI growth. Accordingly, Invitation Homes believes that a supplemental presentation of operating data and results on a basis that excludes these non-comparable homes enhances a reader’s understanding of trends in its organic business.

Invitation Homes supplementally advises the Staff that a definition of Same Store portfolio that included all homes that had completed an upfront renovation and had been available for lease for at least 90 days prior to the applicable determination date would have resulted in the inclusion of fewer than 400 (or approximately 1%) additional homes in its 2015/2016 Same Store portfolio of 36,569 homes and fewer than 250 (or approximately 1%) additional homes in its 2014/2015 Same Store portfolio of 18,762 homes, and would not have resulted in any material differences from the Same Store metrics presented in the Registration Statement. For example, utilization of this alternative definition of Same Store portfolio would have resulted in Same Store number of homes, average occupancy, and average monthly rent as of and for the nine months ended September 30, 2016 of 36,958, 96.1% and $1,607, respectively, as compared to actual Same Store number of homes, average occupancy, and average monthly rent of 36,569, 96.1%, and $1,603, respectively. As of and for the nine months ended September 30, 2015, utilization of this alternative definition would have resulted in Same Store number of homes, average occupancy, and average monthly rent of 36,958, 96.1% and $1,541, respectively, as compared to actual Same Store number of homes, average occupancy, and average monthly rent of 36,569, 96.1%, and $1,538, respectively. Invitation Homes advises the Staff that if in future periods the inclusion of such homes would have a material impact on its Same Store results it will consider whether any modification to its presentation of Same Store portfolio information would be appropriate.

To clarify the foregoing, Invitation Homes has revised page 18 to include the following additional disclosure*:

“As explained in the glossary of this prospectus, our definition of Same Store portfolio includes only those homes that have both completed an upfront renovation and entered into at least one post-renovation Invitation Homes lease at least 90 days prior to the first day of the prior-year measurement period. Accordingly, our Same Store portfolio excludes homes that had completed an upfront renovation, but which had not yet commenced an initial Invitation Homes lease at or prior to the applicable determination date. As disclosed in “Business—Our Business Activities—Property Renovations,” for initial Invitation Homes leases starting in the nine months ended September 30, 2016, the average time between renovation completion and initial lease start was 38 days and was 53 days for leases starting in the nine months ended September 30, 2015. As a result, homes that had not commenced an initial post-renovation lease by the determination date in respect of the first year of a two-year Same Store comparison period will typically have been leased for the entirety of the second year of such comparison period, and the inclusion of such homes may render less comparable the results of the periods within the Same Store comparison period

*	We respectfully advise the Staff that the additional disclosure below varies in two minor respects from the version supplementally submitted to the Staff on January 19, 2017: (1) the fourth sentence includes the words “and the inclusion of such homes” in lieu of the word “which” and (2) the final sentence reflects that utilization of the alternative definition of Same Store average occupancy would in fact not have resulted in any change to average occupancy for the nine months ended September 30, 2015 rather than a decrease from 96.1% to 95.8%.

and overstate certain items such as revenue growth and NOI growth. Accordingly, we believe that our presentation of Same Store results enhances a reader’s understanding of trends in our organic business. A definition of Same Store portfolio that included all homes that had completed an upfront renovation and had been available for lease for at least 90 days prior to the applicable determination date would not have resulted in material differences from the Same Store presentation included in this prospectus. For example, utilization of this alternative definition of Same Store portfolio would have resulted in Same Store number of homes, average occupancy, and average monthly rent as of and for the nine months ended September 30, 2016 of 36,958, 96.1% and $1,607, respectively, as compared to actual Same Store number of homes, average occupancy, and average monthly rent of 36,569, 96.1%, and $1,603, respectively. As of and for the nine months ended September 30, 2015, utilization of this alternative definition would have resulted in Same Store number of homes, average occupancy, and average monthly rent of 36,958, 96.1% and $1,541, respectively, as compared to actual Same Store number of homes, average occupancy, and average monthly rent of 36,569, 96.1%, and $1,538, respectively.”

Invitation Homes Notes to Unaudited Condensed Combined and Consolidated Financial Statements

Note 9. Incentive Compensation Units, page F-55

2.	Please provide us with an expanded discussion of the attributes of these units by addressing the following:

•	Please describe the circumstances under which the units become exercisable, including a description of the referenced thresholds and liquidity events.

•	Please explain the difference in the weighted average fair values used to value the units issued to employees and to non-employees.

•	Please explain the circumstances under which these units were issued for nominal consideration.

Invitation Homes advises the Staff that the incentive compensation unit holders are only entitled to distributions when and if made by the Promote Partnerships (as defined on page 140) after certain internal return thresholds by the Class A partners are achieved and, as such, the incentive units are not an exercisable award. In conjunction with this offering, Invitation Homes expects to convert the incentive compensation units held by current officers and employees (except Mr. Tanner) into a combination of vested and unvested shares of the common stock of Invitation Homes Inc. The converted shares will follow similar service-based vesting terms as the underlying partnership units. The converted shares have no transfer restrictions other than as a result of a lock-up under the terms of the underwriting agreement (see “Management—Executive Compensation—Long-Term Incentive Compensation” starting on page 140 for a description of the conversion and the shares received in the conversion).

Invitation Homes further advises the Staff that the thresholds referenced on page F-56 represent the achievement of certain internal rates of return by the Class A partners as defined and calculated in accordance with the governing documents of each of the individual Promote Partnerships. Upon achievement of these return hurdles, the unit holders are entitled to receive distributions.

Invitation Homes also advises the Staff that the definition of a liquidity event for the purpose of incentive units subject to performance based vesting is based on the subscription agreements of the individual unit holders, but is generally the first to occur of (x) the date Blackstone ceases to be the beneficial owner of at least 15% of the outstanding equity capital of the applicable Promote Partnership (or, following this offering, the date Blackstone and its affiliates cease to own 15% or more of the common stock of Invitation Homes) and (y) if an initial public offering (including this offering) has occurred, the date that is 18 months after the consummation of the initial public offering.

Invitation Homes utilizes the process described on page F-56 to determine the fair value of all incentive unit awards. Differences in weighted average fair value between units issued to employees and to non-employees are primarily the result of the following: (1) the units for each of the Promote Partnerships are valued on a partnership by partnership basis and consider the actual performance and thresholds of each Promote Partnership individually, (2) the fair value of incentive units awarded in IH1 is equal to the grant date fair value pursuant to ASC 718, Compensation, because they were granted to employees of a wholly owned subsidiary of IH1, whereas the fair value of unvested units awarded in the other Promote Partnerships continues to be remeasured at each reporting period in accordance with ASC 505, Equity, because they were granted to non-employees of the issuing entities, and (3) there has been variability in the timing of the issuance of awards with the employee units being granted primarily in 2012-2013 as compared to the non-employee unit grants that spanned 2013-2016.

Incentive compensation units issued by the Promote Partnerships to a limited number of unit holders who were subject to taxation in the United Kingdom were transferred in exchange for a cash payment from those unit holders. The cash amount paid was nominal relative to the fair value of these units. The reason for making this payment was to comply with U.K. tax rules related to the transfer of equity securities in connection with services. No other unit holders paid cash for their incentive compensation units.

Supplemental Information Filed as Correspondence on January 17, 2017

Unaudited Pro Forma Financial Information

3.	Please revise the introduction to these financial statements to disclose the accounting basis you will use to record the pre IPO transactions.

In response to the Staff’s comment, Invitation Homes has revised the description of the Pre-IPO transactions on page 63 to disclose that the Pre-IPO Transactions will be accounted for as transactions under common control utilizing historical cost basis.

4.	Please revise to clarify how you determined that the expectation of entering into a new credit facility is factually supportable such that giving it pro forma effect is appropriate. Compare that determination with your assertion that the binding commitment to enter into a securitization transaction is not factually supportable.

Invitation Homes advises the Staff that the closing of the New Credit Facility is contingent on the consummation of this offering, and it has entered into a commitment letter with a syndicate of lenders providing for key terms, including the principal amount, base rate, credit spreads, maturity date and covenants. In contrast, Invitation Homes advises the Staff that the commitment letter for the FNMA Loan provides that the principal amount will be determined pursuant to loan-to-value and debt service coverage ratios up to the maximum of $1,000.0 million and interest will be in part a function of a market determined pass-through rate payable on the Guaranteed Certificates. As a result of these uncertainties, Invitation Homes has determined that an adjustment for the FNMA Loan cannot be factually supported. In addition, the FNMA Loan is a transaction in the normal course of business and is not contingent on completion of this offering. Accordingly, Invitation Homes has not reflected the impact of the FNMA Loan in the unaudited pro forma condensed combined and consolidated financial statements.

Invitation Homes has revised the disclosure on pages 62-63 to clarify the foregoing.

5.	Please revise the footnotes to these financial statements to provide a reconciliation of the components of each adjustment to the amount of the adjustment reflected in the pro forma financial statements. Your revisions should allow a reader to easily trace the amounts of the adjustments reflected in the footnotes to the pro forma financial statements and to easily see how the adjustment was calculated. Refer, for instance, to adjustment A to the pro forma balance sheet. It does not appear that the components identified and quantified in the footnote can be easily traced into the amount of the related adjustments reflected in the pro forma balance sheet nor can those adjustments be easily calculated.

In response to the Staff’s comment, Invitation Homes has revised the footnotes to the unaudited pro forma condensed combined and consolidated financial statements to include a detailed schedule of the components of each adjustment to the respective financial statement account. Please see revised footnotes A, F, I, N, and O to the unaudited pro forma condensed combined and consolidated financial statements on pages 68, 70-71 and 74 for these reconciliations.

6.	Please refer to adjustments D, E and F to pro forma balance sheet and the related adjustments to the pro forma income statement and revise to clarify how the swap agreements and the related adjustments are directly attributable to the offering and the related transactions. Absent such attribution, please limit your discussion and disclosure of them to the footnotes, without adjustment to the financial statements.

In response to the Staff’s comment, Invitation Homes has revised the unaudited pro forma condensed combined and consolidated financial statements and footnotes thereto to limit the discussion and disclosure of these swap agreements to the footnotes, without adjustment to the financial statements. Please see revised footnote E to the unaudited pro forma condensed combined and consolidated balance sheet on page 69.

7.	Please refer to adjustment H to the pro forma balance sheet and revise to quantify the referenced loans, how they were reflected in your historical financial statements and how they were settled.

In response to the Staff’s comment, Invitation Homes has revised adjustment H to the unaudited pro forma condensed combined and consolidated balance sheet on pages 70-71 to quantify the referenced loans and describe how they were reflected in the historical combined and consolidated financial statements and settled.

8.	Please refer to adjustment I to the pro forma balance sheet. When reconciling the components in the footnote to the adjustments reflected in the pro forma balance sheet, please ensure you include a reconciliation of the IPO share price to the gross proceeds.

In response to the Staff’s comment, Invitation Homes has revised footnote J to the unaudited pro forma condensed combined and consolidated balance sheet on pages 71-72 to reconcile the assumed share price for the offering based on the midpoint of the price range to the gross proceeds.

9.	Please refer to adjustment J to the pro forma balance sheet and, in connection with providing a reconciliation of the amounts of the related adjustments and how those amounts were calculated, ensure you provide transparent information as to how you calculated the amounts at which the units will convert into shares of Invitation Homes Inc. We may have further comment once we have reviewed your revised disclosure.

In response to the Staff’s comment, Invitation Homes has revised footnote K to the unaudited pro forma condensed combined and consolidated balance sheet to describe how the adjustments were calculated and has added footnote I to provide a reconciliation of these amounts to the unaudited pro forma condensed combined and consolidated balance sheet.

10.	Please refer to adjustment J to the pro forma balance sheet and revise to quantify the incentive units and bonus awards granted in January, 2017 and to disclose the amounts at which they were issued. See the comment immediately preceding this one and ensure your revisions include how you determined the amount of the incremental compensation expense.

In response to the Staff’s comment, Invitation Homes has revised footnote K to the unaudited pro forma condensed combined and consolidated balance sheet to quantify the incentive units and bonus awards granted in January 2017 and their issuance values and to describe how the adjustment for incremental compensation expense was calculated.

11.	We note your disclosure that you did not give pro forma effect to your financial statements for any incremental cost related to the modification of the existing awards or establishment of new awards because they are not reflective of your expectations regarding future incentive compensation expense. Please clarify for us whether the transactions discussed in this footnote are expected to have a continuing impact on your operations and explain to us the basis for your conclusions.

Invitation Homes advises the Staff that it expects to record compensation expense relating to the conversion of the supplemental bonus plan awards and bonus awards in IH6, as described in footnote K to the unaudited pro forma condensed combined and consolidated balance sheet, of $22.5 million on the date of the offering and an incremental $30.9 million over the 24-month period following the offering, and that the amount of any incremental compensation expense relating to the conversion of incentive units in the Promote Partnerships described in footnote K will not exceed $1.1 million. Invitation Homes further advises the Staff that it views the incentive units, bonus awards and existing supplemental bonus plan as legacy compensation programs designed and implemented for a private company. Following the offering, Invitation Homes anticipates implementing new compensation arrangements appropriate for a public company. Accordingly, Invitation Homes does not expect the compensation expense associated with the one-time resolution of these legacy compensation programs to have a continuing impact on its operations, and accordingly has not reflected adjustments relating thereto in its unaudited pro forma condensed combined and consolidated statement of operations. Instead, consistent with the principles of Article 11, the impact from these events has only been reflected within the unaudited pro forma condensed combined and consolidated balance sheet. Invitation Homes has revised its disclosure in footnote K to disclose the compensation expense it expects to record relating to the conversion of incentive units, the supplemental bonus plan awards and bonus awards in IH6 and to further clarify the foregoing.

*        *        *         *        *

Please do not hesitate to call Joshua Ford Bonnie at 202-636-5804 or Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Kim McManus
Paul Cline
Robert F. Telewicz, Jr.

Invitation Homes Inc.
John B. Bartling Jr.
Ernest M. Freedman
Mark A. Solls

Goodwin Procter LLP
Gilbert G. Menna
Scott C. Chase

Annex A

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of September 30, 2016:

•	on an actual basis;

•	on an as adjusted basis giving effect to the Financings and Pre-IPO Transactions described in “Unaudited Pro Forma Financial Information”; and

•	on an as further adjusted basis giving effect to this offering (at an assumed initial offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus) and the intended application of the net proceeds therefrom as described in “Use of Proceeds,” as set forth in “Unaudited Pro Forma Financial Information.”

The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including “Organizational Structure,” “Use of Proceeds,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined and consolidated financial statements and related notes that appear elsewhere in this prospectus.

($ in thousands)	September 30, 2016
	Actual	As adjusted	As further adjusted
Cash and cash equivalents	$274,140	$72,947	$92,574

Debt:
Credit facilities, net	$2,407,364	$1,136,984	$—
Mortgage loans, net	5,261,832	4,786,243	4,494,743
Term loan facility, net(1)	—	1,486,086	1,486,086
Warehouse loans	11,760	—	—

Total debt	7,680,956	7,409,313	5,980,829

Equity:
Combined equity	1,986,466	—	—
Common stock, par value $0.01 per share; 9,000,000,000 shares authorized, as adjusted; 302,116,760 shares issued and outstanding, as adjusted;	—	2,251	3,021
Additional paid-in capital	—	1,970,017	3,420,387
Accumulated deficit	—	—	(23,642)

Total equity(2)	1,986,466	1,972,268	3,399,766

Total capitalization(2)	$9,667,422	$9,381,581	$9,380,595

(1)	Concurrently with the completion of this offering, we expect to enter into the New Credit Facility with a syndicate of lenders. The New Credit Facility will provide for $2,500.0 million of borrowing capacity, consisting of a $1,500.0 million term loan under the Term Loan Facility, with a five-year term, and a $1,000.0 million revolving credit facility (the “Revolving Credit Facility”), with an initial four-year term and a one-year extension option subject to certain conditions. We expect to utilize all of the net proceeds from the Term Loan Facility to repay existing indebtedness. We anticipate that the Revolving Credit Facility will be undrawn upon the consummation of this offering. See “Use of Proceeds,” “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Facility.”

(2)	To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the $19.50 per share assumed initial public offering price, representing the midpoint of the price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of total stockholders’ equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share of the common stock, assuming no change in the number of shares of common stock to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of total stockholders’ equity and total capitalization by approximately $73.5 million. An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering and our total stockholders’ equity and total capitalization by approximately $18.6 million. If the underwriters’ option to purchase additional shares is exercised in full, the pro forma amount of each of cash, additional paid-in capital, total equity and total capitalization would increase by approximately $215.1 million, after deducting underwriting discounts and estimated operating expenses, and we would have 313,666,760 shares of our common stock issued and outstanding, as adjusted.

DILUTION

If you invest in our shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share immediately after the completion of this offering.

Our pro forma net tangible book value as of September 30, 2016 was approximately $1,972.3 million or $8.76 per share. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, after giving effect to the Financings and Pre-IPO Transactions, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares outstanding, after giving effect to the Financings and Pre-IPO Transactions.

After giving effect to the Financings and Pre-IPO Transactions, as well as this offering (at an assumed initial public offering price of $19.50 per share) and the intended application of the net proceeds therefrom as described in “Use of Proceeds,” our pro forma net tangible book value as of September 30, 2016 would have been $3,473.8 million, or $11.50 per share. This represents an immediate increase in the net tangible book value of $2.74 per share and an immediate dilution of $8.00 per share to new investors purchasing shares in this offering. The following table illustrates this dilution per share:

Assumed initial offering price per share		$19.50
Pro forma net tangible book value per share as of September 30, 2016	$8.76
Increase in pro forma net tangible book value per share attributable to investors in this offering	2.74

Pro forma net tangible book value per share after this offering		11.50

Dilution in pro forma net tangible book value per share to investors in this offering		$8.00

The following table summarizes, on the same pro forma basis as of September 30, 2016, the total number of shares purchased from us, the total consideration paid to us and the average price per share paid by our pre-IPO owners and by new investors purchasing shares in this offering.

($ in thousands, except per share data)	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Pre-IPO owners	225,116,760	74.51%	$1,972,268	56.78%	$8.76
Investors in this offering	77,000,000	25.49	1,501,500	43.22	19.50

Total	302,116,760	100.00%	$3,473,768	100.00%	$11.50

A $1.00 increase (decrease) in the assumed initial public offering price of $19.50 per share would increase (decrease) the total consideration paid by the investors in this offering by $77.0 million, and would increase (decrease) the percent of total consideration paid by the investors by approximately 5.13%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and no exercise of the underwriters’ option to purchase additional shares.

If the underwriters’ option to purchase additional shares is exercised in full, the following will occur:

•	the number of shares purchased by investors in this offering will increase to 88,550,000 shares, or approximately 28.23% of the total number of shares outstanding;

•	the immediate dilution experienced by investors in this offering will be $7.74 per share and the pro forma net tangible book value per share will be $11.76 per share; and

•	a $1.00 increase (decrease) in the initial offering price of $19.50 per share would increase (decrease) the dilution experienced by investors in this offering by $0.54 per share.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed combined and consolidated financial statements as of and for the nine months ended September 30, 2016 and for the year ended December 31, 2015 reflect the pro forma financial condition and results of operations of Invitation Homes Inc. after giving effect to (i) the Financings, (ii) the Pre-IPO Transactions and (iii) the Offering Adjustments (collectively, the “Pro Forma Transactions,” as individually described below). The unaudited pro forma condensed combined and consolidated financial statements of Invitation Homes Inc. are derived from the combined and consolidated financial statements of the IH Holding Entities and their consolidated subsidiaries and are presented as if this offering, along with the other Pro Forma Transactions, was completed as of September 30, 2016 for purposes of the unaudited pro forma condensed combined and consolidated balance sheet and as of January 1, 2015 for purposes of the unaudited pro forma condensed combined and consolidated statements of operations.

Our unaudited pro forma condensed combined and consolidated financial statements are presented for informational purposes only and are based on information and assumptions that we consider appropriate and reasonable. These unaudited pro forma condensed combined and consolidated financial statements do not purport to (i) represent our financial position had this offering, and the other Pro Forma Transactions described in these unaudited pro forma condensed combined and consolidated financial statements, occurred on September 30, 2016, (ii) represent the results of our operations had this offering, and the other Pro Forma Transactions described in these unaudited pro forma condensed combined and consolidated financial statements, occurred on January 1, 2015, or (iii) project or forecast our financial position or results of operations as of any future date or for any future period, as applicable.

You should read the information below along with all other financial information and analysis presented in this prospectus, including the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical combined and consolidated financial statements and related notes included elsewhere in this prospectus.

Financings

Concurrently with the completion of this offering, we expect to enter into a new $2,500.0 million credit facility (the “New Credit Facility”) with a syndicate of lenders consisting of a $1,500.0 million term loan (the “Term Loan Facility”) and a $1,000.0 million revolving credit facility (the “Revolving Credit Facility”). The closing of the New Credit Facility is contingent on the consummation of this offering, and we have entered into a commitment letter with a syndicate of lenders providing for key terms, including the principal amount, base rate, credit spreads, maturity date and covenants. We expect to utilize all of the net proceeds from the Term Loan Facility to repay existing indebtedness. We anticipate that the Revolving Credit Facility will be undrawn upon the consummation of this offering. We refer to these transactions, together with the repayment of a portion of the outstanding balances related to our existing credit facilities and mortgage loans and the repayment in full of our warehouse loans with cash available and proceeds received from the disposition of certain investments in single-family residential properties as described in footnote (A) to the unaudited pro forma condensed combined and consolidated balance sheet and the entry into certain interest rate swap agreements as described in footnote (E) to the unaudited pro forma condensed combined and consolidated balance sheet, as the “Financings.”

Pursuant to a commitment letter dated January 12, 2017, Wells Fargo Bank, National Association (“Wells Fargo”) and Fannie Mae have made, subject to the satisfaction or waiver of certain conditions, a binding commitment to enter into a securitization transaction with us to fund a new ten-year fixed rate mortgage loan in a principal amount of up to $1,000.0 million (the “FNMA Loan”), collateralized by certain of our homes. The commitment letter contemplates that the FNMA Loan will be funded through the issuance and sale of (i) mortgage-backed certificates (the “Guaranteed Certificates”) that carry Fannie Mae’s guaranty of timely payment of principal and interest and (ii) certain mortgage-backed certificates that will represent a beneficial interest in the most subordinate component of the FNMA Loan (the “Subordinate Non-Guaranteed Certificates”).

The FNMA Loan will bear interest at a fixed rate per annum equal to the market determined pass-through rate payable on the Guaranteed Certificates plus applicable Fannie Mae guaranty and servicing fees and include certain customary affirmative and negative covenants and events of default. The FNMA Loan would generally be non-recourse to the FNMA Loan Borrower (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Fannie Mae Securitization Transaction”), subject to certain customary carve-outs in respect of which IH1 will provide a guarantee. In order to satisfy applicable rules imposing credit risk retention requirements, we would purchase and retain the Subordinate Non-Guaranteed Certificates, which would be equal to 5% (or such other percentage necessary to ensure that such risk retention requirements are met) of the FNMA Loan. We intend to enter into the FNMA Loan following this offering and use the net proceeds to repay all remaining amounts outstanding under our mortgage loan relating to the IH1 2014-1 securitization and approximately $275.0 million of our mortgage loan relating to the IH1 2014-2 securitization. The commitment letter provides that the principal amount will be determined pursuant to a loan-to-value ratio up to the maximum of $1,000.0 million and that interest on the FNMA Loan will be in part a function of a market determined pass-through rate payable on the Guaranteed Certificates. As a result of these uncertainties, we have determined that an adjustment for the FNMA Loan cannot be factually supported. In addition, the FNMA Loan is a transaction in the normal course of business and is not contingent on completion of this offering. Accordingly, we have not reflected the impact of the FNMA Loan in the unaudited pro forma condensed combined and consolidated financial statements.

For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Facility,” “—Fannie Mae Securitization Transaction.”

Pre-IPO Transactions

Prior to the completion of this offering, we and our pre-IPO owners will effect certain mergers, contributions and related transactions with the IH Holding Entities and certain of their parent company holding entities, such that Invitation Homes Inc. will acquire all of the interests in the IH Holding Entities and our pre-IPO owners will receive newly-issued shares of Invitation Homes Inc. Accordingly, upon consummation of these transactions, our pre-IPO owners will hold an aggregate of 225,116,760 shares of common stock of Invitation Homes Inc. and Invitation Homes Inc. will hold, directly or indirectly, all of the assets and operations reflected in our combined and consolidated financial statements. The Pre-IPO Transactions will be accounted for as transactions under common control utilizing historical cost basis. We refer to the above-described reorganization transactions as the “Pre-IPO Transactions.” For additional information, see “Organizational Structure—Pre-IPO Transactions.”

Offering Adjustments

Offering Proceeds

We estimate that the net proceeds from this offering, assuming an initial offering price of $19.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts, will be approximately $1,433.9 million, or $1,649.0 million if the underwriters exercise in full their option to purchase additional shares. We intend to use these proceeds to repay certain of our outstanding indebtedness and for general corporate purposes. See “Use of Proceeds.”

Other Offering Adjustments

In connection with our offering, we intend to modify certain of our incentive awards in order to align our employees’ interests with those of the investors in this offering. The modifications include the conversion of Class B Units related to certain of the IH Holding Entities into shares of common stock of Invitation Homes Inc. The impact of the modifications is reflected on the unaudited pro forma condensed combined and consolidated balance sheet as of September 30, 2016. We did not adjust the unaudited pro forma condensed combined and consolidated statements of operations for the nine months ended September 30, 2016 or the year ended December 31, 2015, as they are not reflective of our expectations regarding future incentive compensation expense. The unaudited pro forma condensed combined and consolidated balance sheet as of September 30, 2016 also reflects adjustments relating to certain other one-time expenses incurred in connection with this offering as described in the notes thereto.

Invitation Homes

Unaudited Pro Forma Condensed Combined and Consolidated Balance Sheet

As of September 30, 2016

($ in thousands)	Invitation Homes Actual	( A ) Financings		( F ) Pre-IPO Transactions		( I ) Offering Adjustments		Invitation Homes Inc. Pro Forma
	(unaudited)
Assets:
Investments in single-family residential properties, net	$9,067,075	$(32,409)	(B)	$—		$—		$9,034,666
Cash and cash equivalents	274,140	(201,193)	(B),(C),(D)	—		19,627	(J)	92,574
Restricted cash	272,690	(49,156)	(D)	—		(40,618)	(J)	182,916
Amounts deposited and held by others	4,419	—		—		—		4,419
Other assets, net	292,109	9,276	(C)	4,845	(G)	(5,345)	(J)	300,885

Total assets	$9,910,433	$(273,482)		$4,845		$(26,336)		$9,615,460

Liabilities:
Credit facilities, net	$2,407,364	$(1,270,380)	(B),(D)	$—		$(1,136,984)	(J)	$—
Mortgage loans, net	5,261,832	(475,589)	(B),(D)	—		(291,500)	(J)	4,494,743
Term loan facility, net	—	1,486,086	(C)	—		—		1,486,086
Warehouse loans	11,760	(11,760)	(B)	—		—		—
Accounts payable and accrued expenses	136,838	(4,333)	(D)	21,537	(G)	(25,350)	(J)	128,692
Resident security deposits	85,781	—		—		—		85,781
Other liabilities	20,392	—		—		—		20,392

Total liabilities	7,923,967	(275,976)		21,537		(1,453,834)		6,215,694

Equity:
Combined equity	1,986,466	2,494	(B),(D)	(1,988,960)	(H)	—		—
Shareholders' equity
Common stock	—	—		2,251	(H)	770	(J)	3,021
Additional paid-in capital	—	—		1,970,017	(G),(H)	1,450,370	(J),(K)	3,420,387
Accumulated deficit	—	—		—		(23,642)	(J),(K)	(23,642)

Total equity	1,986,466	2,494		(16,692)		1,427,498		3,399,766

Total liabilities and equity	$9,910,433	$(273,482)		$4,845		$(26,336)		$9,615,460

Invitation Homes

Unaudited Pro Forma Condensed Combined and Consolidated Statement of Operations

For the Nine Months Ended September 30, 2016

($ in thousands, except per share data)	Invitation Homes Actual	(N) Financings		Pre-IPO Transactions	(O) Offering Adjustments	Invitation Homes Inc. Pro Forma
	(unaudited)
Revenues:
Rental revenues	$654,726	$—		$—	$—	$654,726
Other property income	33,310	—		—	—	33,310

Total revenues	688,036	—		—	—	688,036

Operating expenses:
Property operating and maintenance	270,494	—		—	—	270,494
Property management expense	22,638	—		—	—	22,638
General and administrative	49,579	—		—	—	49,579
Depreciation and amortization	198,261	—		—	—	198,261
Impairment and other	1,642	—		—	—	1,642

Total operating expenses	542,614	—		—	—	542,614

Operating income (loss)	145,422	—		—	—	145,422

Other income (expenses):
Interest expense	(209,165)	17,557	(L),(M)	—	43,972	(147,636)
Other	(1,025)	—		—	—	(1,025)

Total other income (expenses)	(210,190)	17,557		—	43,972	(148,661)

Loss from continuing operations	(64,768)	17,557		—	43,972	(3,239)
Gain on sale of property	13,178	—		—	—	13,178

Net income (loss)	$(51,590)	$17,557		$—	$43,972	$9,939

Net income per share
Basic						$0.03	(P)

Diluted						$0.03	(P)

Weighted average shares outstanding
Basic						302,116,760	(P)

Diluted						302,116,760	(P)

Invitation Homes

Unaudited Pro Forma Condensed Combined and Consolidated Statement of Operations

For the Year Ended December 31, 2015

($ in thousands, except per share data)	Invitation Homes Actual	(N) Financings		Pre-IPO Transactions	(O) Offering Adjustments	Invitation Homes Inc. Pro Forma
	(unaudited)
Revenues:
Rental revenues	$800,210	$—		$—	$—	$800,210
Other property income	35,839	—		—	—	35,839

Total revenues	836,049	—		—	—	836,049

Operating expenses:
Property operating and maintenance	347,962	—		—	—	347,962
Property management expense	39,459	—		—	—	39,459
General and administrative	79,428	—		—	—	79,428
Depreciation and amortization	250,239	—		—	—	250,239
Impairment and other	4,584	—		—	—	4,584

Total operating expenses	721,672	—		—	—	721,672

Operating income (loss)	114,377	—		—	—	114,377

Other income (expenses):
Interest expense	(273,736)	27,096	(L),(M)	—	83,055	(163,585)
Other	(3,121)	—		—	—	(3,121)

Total other income (expenses)	(276,857)	27,096		—	83,055	(166,706)

Loss from continuing operations	(162,480)	27,096		—	83,055	(52,329)
Gain on sale of property	2,272	—		—	—	2,272

Net loss	$(160,208)	$27,096		$—	$83,055	$(50,057)

Net loss per share
Basic						$(0.17)	(P)

Diluted						$(0.17)	(P)

Weighted average shares outstanding
Basic						302,116,760	(P)

Diluted						302,116,760	(P)

1. Adjustments to the Unaudited Pro Forma Condensed Combined and Consolidated Balance Sheet as of September 30, 2016

Adjustments included under the heading “Financings” represent the following:

(A)	The following table details the components of the Financings column of the unaudited pro forma condensed combined and consolidated balance sheet as of September 30, 2016 as more fully described in footnotes (B) through (D):

($ In thousands)	(B)	(C)	(D)	Total Financings
				(unaudited)
Assets:
Investments in single-family residential properties, net	$(32,409)	$—	$—	$(32,409)
Cash and cash equivalents	(76,884)	1,476,810	(1,601,119)	(201,193)
Restricted cash	—	—	(49,156)	(49,156)
Amounts deposited and held by others	—	—	—	—
Other assets, net	—	9,276	—	9,276

Total assets	$(109,293)	$1,486,086	$(1,650,275)	$(273,482)

Liabilities:
Credit facilities, net	$(92,370)	$—	$(1,178,010)	$(1,270,380)
Mortgage loans, net	(13,159)	—	(462,430)	(475,589)
Term loan facility, net	—	1,486,086	—	1,486,086
Warehouse loans	(11,760)	—	—	(11,760)
Accounts payable and accrued expenses	—	—	(4,333)	(4,333)
Resident security deposits	—	—	—	—
Other liabilities	—	—	—	—

Total liabilities	(117,289)	1,486,086	(1,644,773)	(275,976)

Equity:
Combined equity	7,996	—	(5,502)	2,494
Shareholders’ equity				—
Common stock	—	—	—	—
Additional paid-in capital	—	—	—	—
Accumulated deficit	—	—	—	—

Total equity	7,996	—	(5,502)	2,494

Total liabilities and equity	$(109,293)	$1,486,086	$(1,650,275)	$(273,482)

(B)	Subsequent to September 30, 2016 and prior to this offering, we repaid a portion of the outstanding balances related to our existing credit facilities and mortgage loans, as well as a full repayment of our warehouse loans with cash available totaling $76.9 million together with $40.4 million of proceeds received from the disposition of certain investments in single-family residential properties, net with a carrying value of $32.4 million. The gain on disposition totaled $8.0 million and is reflected as an increase to combined equity. These repayments totaled $92.4 million for credit facilities, $13.2 million for mortgage loans and $11.8 million for warehouse loans.

(C)	Reflects the closing of our New Credit Facility and the borrowing of $1,500.0 million through the Term Loan Facility. We expect to incur approximately $13.9 million in deferred financing costs related to the Term Loan Facility, reflected as a reduction of the Term Loan Facility balance and approximately $9.3 million in deferred financing costs related to the Revolving Credit Facility, reflected as an increase to other assets, net. We anticipate that the Revolving Credit Facility will be undrawn upon the consummation of this offering.

(D)	We expect to use the net proceeds from the Term Loan Facility, along with cash available, to repay certain of our existing credit facilities totaling $1,183.5 million and certain of our existing mortgage loans totaling $462.4 million. Related to the repayment of certain existing credit facilities and mortgage loans, (i) $4.3 million of accrued interest will be paid and reflected as a reduction of accounts payable and accrued expenses, (ii) $5.5 million of deferred financing costs will be written off and reflected as an increase to credit facilities, net and a reduction to combined equity and (iii) $49.2 million of restricted cash will be released.

(E)	Prior to this offering, the Operating Partnership entered into various interest rate swap agreements with several financial institutions to hedge certain indebtedness of the IH Holding Entities and the Operating Partnership. The interest rate swaps hedge against interest rate risks related to changes in one-month LIBOR.

On December 21, 2016, the Operating Partnership entered into two interest rate swap agreements with two financial institutions for an aggregate notional amount of $1,500.0 million. The interest rate swaps are effective February 28, 2017, mature on January 31, 2022 and will effectively convert our variable base rate of one-month LIBOR to a fixed rate of 1.97%.

On January 12, 2017, the Operating Partnership entered into an interest rate swap agreement for a notional amount of $1,100.0 million. The interest rate swap is effective February 28, 2017, matures on August 7, 2020 and will effectively convert our variable base rate of one-month LIBOR to a fixed rate of 1.59%.

On January 13, 2017, the Operating Partnership entered into an interest rate swap agreement for a notional amount of $595.0 million. The interest rate swap is effective February 28, 2017, matures on June 9, 2020 and will effectively convert our variable base rate of one-month LIBOR to a fixed rate of 1.63%.

On January 20, 2017, the Operating Partnership entered into an interest rate swap agreement for a notional amount of $325.0 million. The interest rate swap is effective February 28, 2017, matures March 9, 2020 and will effectively convert our variable base rate of one-month LIBOR to a fixed rate of 1.60%.

Subsequent to the Pre-IPO Transactions, we anticipate that these interest rate swaps will meet the criteria to be accounted for as effective hedges. Any ineffectiveness would be recorded in other income (loss).

The interest rate swaps were entered into in the normal course of business and are not directly attributable to this offering. Accordingly, no adjustments have been reflected in the unaudited pro forma condensed combined and consolidated balance sheet or statements of operations.

Adjustments included under the heading “Pre-IPO Transactions” represent the following:

(F)	The following table details the components of the Pre-IPO Transactions column of the unaudited pro forma condensed combined and consolidated balance sheet as of September 30, 2016 as more fully described in footnotes (G) and (H):

($ In thousands)	(G)	(H)	Total Pre-IPO Transactions
			(unaudited)
Assets:
Investments in single-family residential properties, net	$—	$—	$—
Cash and cash equivalents	—	—	—
Restricted cash	—	—	—
Amounts deposited and held by others	—	—	—
Other assets, net	4,845	—	4,845

Total assets	$4,845	$—	$4,845

Liabilities:
Credit facilities, net	$—	$—	$—
Mortgage loans, net	—	—	—
Term loan facility, net	—	—	—
Warehouse loans	—	—	—
Accounts payable and accrued expenses	21,537	—	21,537
Resident security deposits	—	—	—
Other liabilities	—	—	—

Total liabilities	21,537	—	21,537

Equity:
Combined equity	—	(1,988,960)	(1,988,960)
Shareholders’ equity
Common stock	—	2,251	2,251
Additional paid-in capital	(16,692)	1,986,709	1,970,017
Accumulated deficit	—	—	—

Total equity	(16,692)	—	(16,692)

Total liabilities and equity	$4,845	$—	$4,845

(G)	In connection with the Pre-IPO Transactions, we expect to incur transaction costs of approximately $26.1 million, which relate to, among other things, organizational and offering-related costs. $4.6 million of these costs were incurred prior to September 30, 2016, of which approximately $0.5 million were capitalized as other assets, net. The additional $21.5 million in transaction costs we expect to incur will, for accounting purposes, be reflected as an increase to accounts payable and accrued expenses with an offsetting adjustment to additional paid-in capital, except for $4.8 million of costs directly attributable to the issuance of equity, which will be reflected as an increase to other assets, net.

(H)	This adjustment reflects the allocation of the carrying value of the equity of our pre-IPO owners in the IH Holding Entities among the components of equity. The pre-IPO owners received 225,116,760 shares of common stock of Invitation Homes Inc. at a par value of $0.01, reflected as an increase in common stock of $2.3 million. The remaining carrying value of $1,986.7 million is reflected as an increase to additional paid-in capital.

As of September 30, 2016, we had approximately $9.1 million of non-recourse loans to certain directors and officers that were collateralized by Incentive Units (as defined in “Management—Executive Compensation”) held by the directors and officers. Due to the non-recourse nature of these arrangements, they are reflected in our historical combined and consolidated balance sheets as a reduction to combined equity. At inception, these loans were accounted for as a modification of the collateralized Incentive Units, resulting in incremental compensation expense being recognized upon modification and over the remaining requisite service period. Prior to January 6, 2017, we settled these loans. The settlement of the loans did not have a material impact on the unaudited pro forma condensed combined and consolidated financial statements. We purchased $1.5 million of Incentive Units from one of the loan counterparties resulting in a decrease to combined equity. That counterparty subsequently repaid an equal amount of his respective outstanding loan resulting in an increase to combined equity. The remaining $7.6 million in loans outstanding were cancelled and accounted for as a distribution, which resulted in no net impact to combined equity. As there was no net impact to combined equity, no adjustment is reflected in the unaudited pro forma condensed combined and consolidated balance sheet.

Adjustments included under the heading “Offering Adjustments” represent the following:

(I)	The following table details the components of the Offering Adjustments column of the unaudited pro forma condensed combined and consolidated balance sheet as of September 30, 2016 as more fully described in footnotes (J) and (K):

($ in thousands)	(J)	(K)	Total Offering Adjustments
			(unaudited)
Assets:
Investments in single-family residential properties, net	$—	$—	$—

Cash and cash equivalents	19,627	—	19,627
Restricted cash	(40,618)	—	(40,618)
Amounts deposited and held by others	—	—	—
Other assets, net	(5,345)	—	(5,345)

Total assets	$(26,336)	$—	$(26,336)

Liabilities:
Credit facilities, net	$(1,136,984)	$—	$(1,136,984)
Mortgage loans, net	(291,500)	—	(291,500)
Term loan facility, net	—	—	—
Warehouse loans	—	—	—
Accounts payable and accrued expenses	(25,350)	—	(25,350)
Resident security deposits	—	—	—
Other liabilities	—	—	—

Total liabilities	(1,453,834)	—	(1,453,834)

Equity:
Combined equity	—	—	—
Shareholders’ equity
Common stock	770	—	770
Additional paid-in capital	1,427,818	22,552	1,450,370
Accumulated deficit	(1,090)	(22,552)	(23,642)

Total equity	1,427,498	—	1,427,498

Total liabilities and equity	$(26,336)	—	$(26,336)

(J)

Reflects gross proceeds from this offering of $1,501.5 million, which is based on an assumed price per share of $19.50 and the issuance of 77,000,000 shares. This resulted in an increase to common stock of $0.8 million. The gross proceeds will be reduced by $67.6 million of underwriting discounts, resulting in an increase to additional paid-in capital of $1,433.1 million. Additionally, $5.3 million of direct offering costs capitalized in other assets will be reflected as a reduction of additional paid-in capital. We anticipate using the net proceeds from this offering, cash available and restricted cash to (i) repay the remaining outstanding principal balance related to certain of our credit facilities totaling $1,138.1 million and certain of our mortgage loans totaling $291.5 million, as well as a write-off of $1.1 million of deferred financing costs, which is reflected as an increase to accumulated deficit with the corresponding increase to credit facilities, net and the release of $40.6 million in restricted cash, (ii) payment of $3.9 million of accrued interest reflected as a reduction of accounts payable and accrued expenses and (iii) payment of $21.5 million in transaction costs.

Common stock has a par value of $0.01 per share, with 9,000,000,000 shares authorized and 302,116,760 shares issued and outstanding. The allocation of pro forma total equity as of September 30, 2016 is based on the issuance of 77,000,000 shares of common stock of Invitation Homes Inc. in connection with this offering.

(K)	Prior to the Pre-IPO Transactions and this offering, Incentive Units (as defined in “Management—Executive Compensation”) were granted in one or more of IH1, the IH2 Promote Partnerships (as defined in “Management—Executive Compensation”), IH3, IH4 and IH5. On or about the consummation of this offering, we expect to convert Incentive Units previously awarded and that will have been awarded prior to the consummation of this offering into shares of common stock of Invitation Homes Inc. The number of shares received in this conversion will be determined in a manner intended to replicate the respective economic value associated with the corresponding Incentive Units converted based on the valuation derived from the initial public offering price. At an assumed initial offering price of $19.50 per share, we expect the number of shares received in this conversion to be approximately 57,000. No changes to the vesting conditions are expected in connection with the conversion. See “Management—Executive Compensation—Long-Term Incentive Compensation” for a further discussion of the long-term incentive awards.

As described in “Management—Executive Compensation—Actions Taken in Connection with the Offering,” in October 2016 we established a supplemental bonus plan for several key executives and employees. Payment of a bonus under the plan is triggered upon specified events, including an initial public offering. In conjunction with this offering, we will replace the awards associated with the supplemental bonus plan with time-vesting restricted stock units that will vest (except as to Mr. Freedman’s award and a portion of Mr. Bartling’s award) in three equal annual installments commencing on the completion of this offering. See “Management—Executive Compensation—Actions Taken in Connection with the Offering” for the vesting terms for Messrs. Bartling’s and Freedman’s awards. The number of shares received in this conversion will be determined in a manner intended to replicate the respective economic value associated with the supplemental bonus plan based on the valuation derived from the initial public offering price. At an assumed initial offering price of $19.50 per share, we expect the number of shares received in this conversion to be approximately 2,500,000. We expect to incur incremental compensation expense related to the conversion of the supplemental bonus plan awards of approximately $17.7 million, which represents the amount that immediately vests in conjunction with this offering. The adjustment is reflected as an increase to additional paid-in capital and an increase to accumulated deficit. The resulting incremental stock compensation impact would be consistent with historical expense recognized and as such no P&L adjustment has been recognized. In addition, our compensation committee may make additional discretionary awards in an amount to be determined, but which will not exceed $10.0 million and as such is not reflected in the unaudited pro forma condensed combined and consolidated financial statements.

In January 2017, we granted to management 9,650 Incentive Units that, as profits interests, had no value on the date of issuance. The IH6 Incentive Units are only entitled to participate in the distribution of IH6 profits in excess of $500 per share. Separately, we also granted management Bonus Awards in a fixed amount equal to $500 multiplied by the total number of IH6 Incentive Units (Bonus Awards as defined in “Management—Executive Compensation—Long-Term Incentive Compensation”). We expect that the IH6 Incentive Units will not have any value at the time of the conversion, as the performance return thresholds for IH6 at an assumed initial offering price of $19.50 per share will not be achieved. We expect to convert Bonus Awards previously awarded and that will be awarded prior to the consummation of this offering into restricted stock units of Invitation Homes Inc. The number of shares received in this conversion will be determined in a manner intended to replicate the respective economic value associated with the Bonus Awards based on the valuation derived from the initial public offering price. At an assumed initial offering price of $19.50 per share, we expect the number of shares received in this conversion to be approximately 250,000. The Bonus Awards would vest immediately in connection with this offering. We expect to incur one-time incremental compensation expense related to the conversion of the Bonus Awards of approximately $4.8 million. The adjustment is reflected as an increase to additional paid-in capital and an increase to accumulated deficit. See “Management—Executive Compensation—Long-Term Incentive Compensation” for a further discussion of the long-term incentive awards.

We expect to record compensation expense relating to the conversion of the supplemental bonus plan awards and Incentive Units and Bonus Awards in IH6 as described in this footnote (K) of $22.5 million on the date of the offering.

We expect to incur incremental compensation expense totaling $30.9 million over the 24-month period following the offering related to the supplemental bonus plan. Any incremental compensation expense relating to the conversion of Incentive Units in the other Promote Partnerships described in this footnote (K) will not exceed $1.1 million. The Incentive Units, Bonus Awards and supplemental bonus plan are legacy compensation programs designed and implemented for a private company. Following this offering, we anticipate implementing new compensation programs appropriate for a public company.

Therefore, we have made no adjustment to our unaudited pro forma condensed combined consolidated statements of operations for any incremental compensation expense related to the modifications of the existing awards or establishment of new awards.

2. Adjustments to the Unaudited Pro Forma Condensed Combined and Consolidated Statements of Operations

Adjustments included under the heading “Financings” represent the following:

(L)	As described in footnote (C), we only anticipate borrowing on the Term Loan Facility at the time of this offering. We expect that borrowings under the Term Loan Facility will bear interest, at our option, at a rate equal to a margin over either (a) a LIBOR rate determined by reference to the Bloomberg LIBOR rate (or comparable or successor rate) for the interest period relevant to such borrowing or (b) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 0.50% and (3) the LIBOR rate that would be payable on such day for a LIBOR rate loan with a one-month interest period plus 1.00%. We expect the margin for the Term Loan Facility will range from 0.70% to 1.30%, in the case of base rate loans, and 1.70% to 2.30%, in the case of LIBOR rate loans. Based on leverage ratios at the time of closing the Term Loan Facility, we expect the margin to be 1.80%. We expect to utilize one month LIBOR as the base rate. During the nine months ended September 30, 2016, one month LIBOR ranged between 0.35% and 0.51%. This would have resulted in an interest rate between 2.15% and 2.31% when calculating interest expense related to the Term Loan Facility for the nine months ended September 30, 2016. During the year ended December 31, 2015, one month LIBOR ranged between 0.17% and 0.21%. This would have resulted in an interest rate between 1.97% and 2.01% when calculating interest expense related to the Term Loan Facility for the year ended December 31, 2015. Based on the aforementioned interest rates, we recorded an adjustment to interest expense of approximately $25.2 million and $29.8 million for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively.

Additionally, amortization of deferred financing costs would have been $3.8 million and $5.1 million for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively and was recorded as an adjustment to interest expense.

Refer to footnote (N) for a table summarizing the pro forma interest expense adjustments.

(M)	Reflects the decrease of interest expense attributable to the repayment of outstanding indebtedness with the net proceeds from our Term Loan Facility as discussed in footnote (C). Interest expense related to certain of our existing credit facilities that we expect to repay was approximately $33.7 million and $38.2 million and the interest expense related to certain of our existing mortgage loans that we expect to repay was approximately $7.9 million and $9.6 million, for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively.

Amortization of the associated deferred financing costs reflected in interest expense totaled approximately $5.0 million and $14.3 million, for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively.

Refer to footnote (N) for a table summarizing the pro forma interest expense adjustments.

(N)	The following table summarizes the impact to interest expense related to the repayment of certain of our existing credit facilities totaling $1,275.9 million, certain of our existing mortgage loans totaling $475.6 million and the expected borrowings of $1,500.0 million through the Term Loan Facility:

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
($ in thousands)	Pro forma Interest Expense Increase / (Decrease)	Pro forma Interest Expense Increase / (Decrease)
Repayment of certain outstanding credit facilities(M)	$(33,690)	$(38,152)
Repayment of certain outstanding mortgage loans(M)	(7,949)	(9,555)
Reduction of deferred financing cost amortization related to our current indebtedness(M)	(4,960)	(14,272)
Borrowing of Term Loan Facility(L)	25,216	29,781
Amortization of new deferred financing costs for the Term Loan Facility(L)	3,826	5,102

Net adjustment to Pro Forma interest expense	$(17,557)	$(27,096)

A 0.125% increase or decrease in the weighted average interest rate on our pro forma indebtedness related to the Term Loan Facility and repayments of existing indebtedness described in footnotes (L) and (M), but before giving effect to the Offering Adjustments would increase or decrease the pro forma interest expense by $1.4 million and $1.9 million for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively.

As described in footnote (E), prior to this offering we entered into various interest rate swap agreements which were in the normal course of business and therefore were not reflected as adjustments in the unaudited pro forma condensed combined and consolidated balance sheet and statements of operations. The interest rate swaps would have resulted in an increase in pro forma interest expense of $28.6 million and $48.4 million for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively, if they were reflected in the unaudited pro forma condensed combined and consolidated statements of operations.

Adjustments included under the heading “Offering Adjustments” represent the following:

(O)	Reflects the decrease of interest expense attributable to the anticipated repayment of outstanding indebtedness with the proceeds of this offering and cash available for our remaining credit facilities totaling $1,138.1 million and certain of our mortgage loans totaling $291.5 million.

The following table summarizes the interest expense adjustments related to these repayments:

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
($ in thousands)	Pro forma Interest Expense Decrease	Pro forma Interest Expense Decrease
Repayment of remaining credit facilities	$(32,235)	$(58,698)
Repayment of certain mortgage loans	(5,294)	(6,216)
Reduction of deferred financing cost amortization	(6,443)	(18,141)

Net adjustment to Pro Forma interest expense	$(43,972)	$(83,055)

(P)	For purposes of calculating pro forma net income or loss per share of common stock, the number of shares of common stock of Invitation Homes Inc. outstanding is calculated as follows:

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Shares outstanding immediately following the Pre-IPO Transactions	225,116,760	225,116,760
Total shares issued in this offering	77,000,000	77,000,000

Total pro forma Invitation Homes Inc. shares outstanding	302,116,760	302,116,760

Unaudited pro forma weighted average shares outstanding is calculated assuming all shares of common stock or other equity based awards issued by us in this offering were outstanding for the entire period. The weighted-average shares of common stock outstanding are calculated as follows:

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Invitation Homes Inc. shares outstanding	302,116,760	302,116,760

Invitation Homes Inc. weighted-average shares outstanding	302,116,760	302,116,760

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock immediately following this offering by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of Invitation Homes Inc., (2) each of our directors, director nominees and named executive officers and (3) all of our directors and executive officers as a group.

The information set forth below regarding the number of shares of our common stock beneficially owned by the identified persons gives effect to the acquisition by such persons of such shares pursuant to the Pre-IPO Transactions.

Beneficial ownership is determined in accordance with the rules of the SEC.

Name of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned	Percentage of All Shares of Common Stock(1)
Blackstone(2)(12)	220,416,257	72.96%
John B. Bartling Jr.(3)(10)(12)	571,590	*
Bryce Blair(4)(7)	278,120	*
Nicholas C. Gould(5)(7)	800,166	*
Kenneth A. Caplan(6)	—	—
Jonathan D. Gray(6)	—	—
Robert G. Harper(6)	—	—
John B. Rhea(7)	20,000	*
David A. Roth(6)	—	—
John G. Schreiber(7)	7,692	*
Janice L. Sears(7)	13,846	*
William J. Stein(6)	—	—
Ernest M. Freedman(8)(10)(12)	185,400	*
Dallas B. Tanner(9)(10)(12)	134,024	*
All directors, director nominees and executive officers as a group (16 persons)(10)(11)	2,321,942	0.77%

*	Less than 1%.
(1)	Assumes 302,116,760 shares of our common stock outstanding immediately following this offering.
(2)	Amounts beneficially owned reflect shares directly held by Invitation Homes Parent L.P., Preeminent Parent L.P., Invitation Homes 2-A L.P., Invitation Homes 3 Parent L.P., Invitation Homes 4 Parent L.P., Invitation Homes 5 Parent L.P. and Invitation Homes 6 Parent L.P.

The general partner of Invitation Homes Parent L.P. is Invitation Homes Parent GP LLC. The sole member of Invitation Homes GP LLC is THR Investor LLC. THR Investor LLC is owned by Blackstone Family Real Estate Partnership VII-SMD L.P., Blackstone Real Estate Holdings VII–NQ L.P., Blackstone Real Estate Holdings VII–NQ–ESC L.P., Blackstone Real Estate Partners VII-NQ L.P., Blackstone Real Estate Partners VII.F-NQ (AV) L.P., Blackstone Real Estate Partners VII.TE.1-NQ L.P., Blackstone Real Estate Partners VII.TE.2-NQ L.P., Blackstone Real Estate Partners VII.TE.3-NQ L.P., Blackstone Real Estate Partners VII.TE.4-NQ L.P., Blackstone Real Estate Partners VII.TE.5-NQ L.P., Blackstone Real Estate Partners VII.TE.6-NQ L.P., Blackstone Real Estate Partners VII.TE.7-NQ L.P. and Blackstone Real Estate Partners VII.TE.8-NQ L.P. The general partner of Blackstone Family Real Estate Partnership VII-SMD L.P.

is Blackstone Family GP L.L.C., which is, in turn, wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. The general partner of Blackstone Real Estate Holdings VII-NQ L.P. and Blackstone Real Estate Holdings VII-NQ-ESC L.P. is BREP VII-NQ Side-by-Side GP L.L.C. The general partner of Blackstone Real Estate Partners VII-NQ L.P., Blackstone Real Estate Partners VII.F-NQ (AV) L.P., Blackstone Real Estate Partners VII.TE.1-NQ L.P., Blackstone Real Estate Partners VII.TE.2-NQ L.P., Blackstone Real Estate Partners VII.TE.3-NQ L.P., Blackstone Real Estate Partners VII.TE.4-NQ L.P., Blackstone Real Estate Partners VII.TE.5-NQ L.P., Blackstone Real Estate Partners VII.TE.6-NQ L.P., Blackstone Real Estate Partners VII.TE.7-NQ L.P. and Blackstone Real Estate Partners VII.TE.8-NQ L.P. is Blackstone Real Estate Associates VII-NQ L.P. The general partner of Blackstone Real Estate Associates VII-NQ L.P. is BREA VII-NQ L.L.C. The managing member of BREA VII-NQ L.L.C. and the sole member of BREP VII-NQ Side-by-Side GP L.L.C. is Blackstone Holdings II L.P. The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP Inc. The sole shareholder of Blackstone Holdings I/II GP Inc. is The Blackstone Group L.P.

The general partner of Preeminent Parent L.P. and Invitation Homes 2-A L.P. is Invitation Homes 2 Parent GP LLC. The sole member of Invitation Homes 2 Parent GP LLC is IH2 Investor L.P. The general partner of IH2 Investor L.P. is Blackstone Real Estate Associates VII L.P. The general partner of Blackstone Real Estate Associates VII L.P. is BREA VII L.L.C. The managing member of BREA VII L.L.C. is Blackstone Holdings III L.P.

The general partner of Invitation Homes 3 Parent L.P. is Invitation Homes 3 Parent GP LLC. Invitation Homes 3 GP LLC is owned by BREP IH3 Holdings LLC and BTO IH3 Holdings L.P.

The general partner of Invitation Homes 4 Parent L.P. is Invitation Homes 4 Parent GP LLC. The general partner of Invitation Homes 5 Parent L.P. is Invitation Homes 5 Parent GP LLC. The general partner of Invitation Homes 6 Parent L.P. is Invitation Homes 6 Parent GP LLC.

The managing member of BREP IH3 Holdings LLC, BREP IH4 Holdings LLC, BREP IH5 Holdings LLC and BREP IH6 Holdings LLC, is Blackstone Real Estate Partners VII L.P. The general partner of Blackstone Real Estate Partners VII L.P. is Blackstone Real Estate Associates VII L.P. The general partner of Blackstone Real Estate Associates VII L.P. is BREA VII L.L.C. The managing member of BREA VII L.L.C. is Blackstone Holdings III L.P.

The general partner of BTO IH3 Holdings L.P. is BTO IH3 Manager L.L.C. The managing member of BTO IH3 Manager L.L.C. is BTOA L.L.C. The managing member of BTOA L.L.C. is Blackstone Holdings III L.P.

The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman (other than to the extent it or he directly holds securities as described herein) may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such shares. The address of each of Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

From time to time, Blackstone may pledge, hypothecate or grant security interests in all or a portion of its common stock in connection with one or more margin loans or other borrowings.

(3)	Includes shares underlying 352,855 unvested restricted stock units to be granted to Mr. Bartling in respect of his non-discretionary awards granted in the supplemental bonus plan. See “Management—Executive Compensation—Actions Taken in Connection with the Offering.”

(4)	Includes shares underlying 160,015 unvested restricted stock units to be granted to Mr. Blair in respect of his non-discretionary awards granted in the supplemental bonus plan. See “Management—Director Compensation—Actions Taken in Connection with the Offering.”

(5)	Includes 116,949 shares held by a trust of which Mr. Gould serves as a trustee and in respect of which Mr. Gould shares voting and dispositive power.

(6)	Messrs. Caplan, Gray, Harper, Roth and Stein are each employees of Blackstone, but each disclaims beneficial ownership of the shares beneficially owned by Blackstone.

(7)	Includes shares underlying unvested restricted stock units that we expect to grant to our non-employee directors (other than directors affiliated with Blackstone) at the time of this offering (based on an assumed initial public offering price of $19.50, which is the midpoint of the price range set forth on the cover page of this prospectus) as follows: 22,436 shares for Mr. Blair, 7,692 shares for Mr. Gould, 20,000 shares for Mr. Rhea, 7,692 shares for Mr. Schreiber and 13,846 shares for Ms. Sears. See “Management—Director Compensation—Actions Taken in Connection with the Offering.”

(8)	Includes shares underlying 33,233 unvested restricted stock units to be granted to Mr. Freedman in respect of his non-discretionary awards granted in the supplemental bonus plan. See “Management—Executive Compensation—Actions Taken in Connection with the Offering.”

(9)	Includes shares underlying 21,790 unvested restricted stock units to be granted to Mr. Tanner in respect of his non-discretionary awards granted in the supplemental bonus plan. See “Management—Executive Compensation—Actions Taken in Connection with the Offering.”

(10)	Includes shares and restricted stock units to be issued at the time of this offering as part of the conversion of Incentive Units, Bonus Awards in IH6 and non-discretionary awards under the supplemental bonus plan.

(11)	Includes shares underlying 759,910 unvested restricted stock units to be granted to executive officers and directors in respect of non-discretionary awards granted in the supplemental bonus plan. See “Management—Executive Compensation—Actions Taken in Connection with the Offering” and “—Director Compensation—Actions Taken in Connection with the Offering.”

(12)	At the time of this offering, we may make additional discretionary awards under our supplemental bonus plan to executives and employees in an amount (based on the initial public offering price) up to $10.0 million. See “Management—Executive Compensation—Actions Taken in Connection with this Offering.”

The foregoing table assumes that the initial public offering price for shares of our common stock to be sold in this offering is $19.50 per share, which is the midpoint of the price range indicated on the front cover of this prospectus. However, as discussed in “Organizational Structure—Pre-IPO Transactions” and “Management—Executive Compensation—Actions Taken in Connection with the Offering,” the precise holdings of shares of our common stock by particular existing owners would differ from that presented in the table above if the actual initial public offering price per share differs from this assumed price.

For example, if the initial public offering price per share of common stock in this offering is $18.00, which is the low-point of the price range indicated on the front cover of this prospectus, the beneficial ownership of shares of common stock of the identified holders would be as follows:

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Blackstone	220,850,974	73.10%
John B. Bartling Jr.	485,669	*
Bryce Blair	237,653	*
Nicholas C. Gould	809,197	*
Kenneth A. Caplan	—	—
Jonathan D. Gray	—	—
Robert G. Harper	—	—
John B. Rhea	21,666	*
David A. Roth	—	—
John G. Schreiber	8,333	*
Janice L. Sears	15,000	*
William J. Stein	—	—
Ernest M. Freedman	158,921	*
Dallas B. Tanner	103,660	*
All directors, director nominees and executive officers as a group (16 persons)	2,104,450	0.70%

Conversely, if the initial public offering price per share of common stock in this offering is $21.00, which is the high-point of the price range indicated on the front cover of this prospectus, the beneficial ownership of shares of common stock of the identified holders would be as follows:

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Blackstone	219,959,623	72.81%
John B. Bartling Jr.	647,468	*
Bryce Blair	315,851	*
Nicholas C. Gould	789,315	*
Kenneth A. Caplan	—	—
Jonathan D. Gray	—	—
Robert G. Harper	—	—
John B. Rhea	18,571	*
David A. Roth	—	—
John G. Schreiber	7,142	*
Janice L. Sears	12,857	*
William J. Stein	—	—
Ernest M. Freedman	215,992	*
Dallas B. Tanner	227,955	*
All directors, director nominees and executive officers as a group (16 persons)	2,612,263	0.86%